1-14560

02027795

P.E 4.1.02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

ABBEY NATIONAL SELLS FIRST NATIONAL VEHICLE HOLDINGS TO LLOYDS TSB ASSET FINANCE DIVISION

Abbey National has sold First National Vehicle Holdings ("FNVH"), its contract fleet hire businesses, to Lloyds TSB Asset Finance Division for a total cash consideration of £447 million[1]. The purchase price includes all the net assets of FNVH and a goodwill premium of £71 million. Abbey National expects to achieve a small profit on disposal.

As part of the purchase price, Lloyds TSB Asset Finance Division will also buy Abbey National Vehicle Finance ("ANVF"), a bespoke finance company used to provide Abbey National's staff car scheme.

FNVH has more than 73,000 vehicles and a broad base of blue chip clients, and it leads the UK market in providing company car ownership schemes through its subsidiary Whitechapel.

The sale of FNVH follows a strategic review and refocusing of Abbey National's Business Finance Division towards the small and medium business sector.

Gary Hockey-Morley, Director, Abbey National business said: "This sale will allow us to focus on rapidly growing in selected small and medium finance markets including commercial mortgages, business banking, asset finance and invoice finance, where we can maximise cross sales and referrals."

Ends

Media Contacts:
Matthew Young, Abbey National Media Relations. Tel: 020 7612 3889
Liz Cullen, Abbey National Media Relations. Tel: 020 7612 4639

Investor Relations:
Rob Askham, Abbey National Investor Relations. Tel 020 7612 4151

Editors Notes

1. The total consideration of £447 million includes: £42 million for the net assets (including the goodwill premium) and the remainder for re-financing of inter-group borrowings and facilities.

First National Vehicle Holdings
First National Vehicle Holdings is a division of First National Bank plc which became part of The Abbey National Group in 1995.

First National Vehicle Holdings provides automotive finance in the workplace by developing solutions which anticipate and exceed customer needs for innovative 'value for money' tailored products and service excellence. FNVH has a unique footprint in the UK market place on account of the breadth and depth of its product and service offering spanning both corporate and employee-owned vehicle schemes.

The sale of First National Vehicle Holdings (FNVH) is in no way connected to First National Motor Finance (FNMF). FNMF offers point of sale finance to customers through small to medium UK car and motor cycle dealerships and will remain an important part of the First National and Abbey National Group.

Lloyds TSB has 4 months within which they must re-brand the business. The First National name is not up for sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

By ______________________________
Ian Christie, Assistant Group Secretary

Date:24 April, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . .

View Announcement

status list

Announcement Details

Company	Headline	Released	Last Update	Replaces
Abbey National PLC	Director Shareholding		07:00 24 Apr 02	

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Abbey National plc

2. Name of director

Mark Pain

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

them (if notified)

Mark Pain

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Executive Share Option @ 722p per share and subsequent sale

7. Number of shares / amount of stock acquired

13,850

8. Percentage of issued class

Nominal

9. Number of shares/amount of stock disposed

13,850

10. Percentage of issued class

Nominal

11. Class of security

Ordinary Shares of 10p each

12. Price per share

1090p

13. Date of transaction

22 April 2002

22 April 2002

14. Date company informed
23 April 2002

15. Total holding following this notification

45,021

16. Total percentage holding of issued class following this notification

Nominal

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ian Christie Tel: 0207 612 4205

25. Name and signature of authorised company official responsible for making this notification

Ian Christie, Assistant Group Secretary

Date of Notification

23 April 2002

END

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status list

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date:24 April, 2002

By ____________________
Ian Christie, Assistant Group Secretary